UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

03006062

January 24, 2003

Darlene D. Kleiner
Assistant General Counsel
Verizon Communications Inc.
1095 Avenue of the Americas
Room 3869
New York, NY 10036

Act 1934
Section
Rule 14A-8
Public Availability 1-24-2003

Re: Verizon Communications Inc.
Incoming letter dated December 16, 2002

Dear Ms. Kleiner:

This is in response to your letter dated December 16, 2002 concerning the shareholder proposal submitted to Verizon by Louis Scinaldi. We also have received a letter on the proponent's behalf dated January 15, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
FEB 14 2003
THOMSON
FINANCIAL

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Frederick B. Wade
Suite 740
122 West Washington Ave.
Madison, WI 53703

1095 Avenue of the Americas
Room 3869
New York, NY 10036
Tel 212 395-6299
Fax 212 575-6386

Darlene D. Kleiner
Assistant General Counsel

verizon

December 16, 2002

VIA UPS

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re: Verizon Communications Inc.
Commission File No. 1-8606
Rule 14a-8, Shareholder Proposal
of Roger Kaul

Ladies and Gentlemen:

Verizon Communications Inc. (the "Corporation") received a letter, dated October 25, 2002, from Roger Kaul (the "Proponent"), requesting that the Corporation submit a proposal (the "Proposal") to the Corporation's 2003 Annual Meeting of Shareholders. The Proposal seeks "improved quality control procedures for advertisements in the Yellow Pages" and a change in the Corporation's compensation policy for "erroneous advertisements". A copy of the Proponent's request and the Proposal are attached hereto as Exhibit A.

On behalf of the Corporation, I hereby notify the Securities and Exchange Commission (the "Commission") and the Proponent of the Corporation's intention to omit the Proposal from the Corporation's Proxy Materials in connection with the 2003 Annual Meeting of Shareholders for the reasons hereinafter set forth. In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, I enclose for filing five additional copies of this letter and the Exhibit hereto.

Rule 14a-8(i)(7): Ordinary Business Operations

Under Rule 14a-8(i)(7), a proposal is excludable from a company's proxy materials if it deals with a matter relating to the conduct of the ordinary business operations of the company. The Proposal relates to the determination of the "quality control procedures" for advertisements in the Yellow Pages directories published by the Corporation and to the Corporation's policy with regard to customer complaints for errors and omissions in Yellow Pages advertisements. As such, the Proposal addresses matters clearly within the scope of the Corporation's ordinary business operations. The Proposal seeks to micro-manage the Corporation's policies and relationships with its directory customers by addressing tasks that are fundamental to management's ability to run the Corporation on a day-to-day basis.

According to the Commission's Release accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual meeting." Release No. 34-40018 (May 21, 1998). This Release went on to state that "certain tasks are so fundamental to management's ability to run a company on a day to day basis that they could not, as a practical matter, be subject to direct shareholder oversight." Thus, the Commission Staff has consistently agreed that proposals similar to the Proposal are excludable from the company's proxy materials under Rule 14a-8(i)(7). See, e.g., Houston Industries Inc. (March 1, 1999) (proposal regarding handling of customer complaints); AT&T Corp. (February 8, 1998) (proposal regarding handling of customer complaints and suggestions); WorldCom, Inc. (January 30, 2002) (proposal regarding customer billing disputes).

Rule 14a-8(i)(4): Personal Grievance or Special Interest

Under Rule 14a-8(i)(4), a Proposal may be excluded from a company's proxy materials if it relates to the redress of a personal claim or grievance, or if it is designed to result in a benefit to the proponent or to further a personal interest not shared by the other shareholders. The Proposal seeks to further a special interest, namely that of advertisers in the Corporation's Yellow Pages, which is not shared proportionately by the other shareholders at large. The Staff has consistently permitted the exclusion of proposals which use broad terms in order to appear to represent the general interests of shareholders when, in fact, such proposals seek to redress a personal grievance or to advance a special interest. See, e.g., Sara Lee Corp. (August 10, 2001) (proposal regarding approval of payments used to address personal grievance regarding the cessation of a portion of the company's business).

The Corporation believes that the Proposal was submitted as a means of promoting the special interest of advertisers in the Corporation's Yellow Pages. Indeed, the very nature of the Proposal itself suggests that it is designed to further a special interest since the compensation mechanism set out therein for directory errors and omissions is, on its face, commercially unreasonable. The

Corporation is not aware of any directory publisher that compensates its advertisers for errors or omissions at a rate of ten (10) times or one hundred (100) times the normal annual fee for the advertising. Despite a publisher's best efforts, almost any directory will contains some errors and omissions. It would clearly not be in the shareholders' best interests to compensate for such errors and omissions at the level called for in the Proposal.

Rule 14a-8(i)(4) is designed to prevent shareholders from using the proposal process to redress a personal grievance or to further a special interest rather than an interest shared by other shareholders. (See Securities Exchange Act Release No. 34-20091, August 16, 1983.) In my opinion, the Proposal should be omitted pursuant to Rule 14a-8(i)(4).

* * * * * * * *

For each of the above reasons, it is my opinion that the Proposal may properly be omitted from the Proxy Materials for the Corporation's 2003 Annual Meeting of Shareholders. I respectfully request your confirmation that the Commission Staff will not recommend any enforcement action to the Commission if the Proposal is omitted from the Proxy Materials for the Corporation's 2003 Annual Meeting of Shareholders.

Kindly acknowledge receipt of the letter by stamping and returning the extra enclosed copy of this letter in the enclosed self-addressed, stamped envelope. If you have any questions with respect to this matter, please telephone me at (212) 395-6299.

Very truly yours,

Darlene D. Kleiner

Darlene D. Kleiner
Assistant General Counsel

Enclosures

DDK/fi

cc: Roger Kaul

Exhibit A

P. O. Box 795
Olney, MD 21830
October 25, 2002

Corporate Secretary
Verizon Communications, Inc.
1095 Avenue of the Americas
38th Floor
New York, NY 10036

Dear Corporate Secretary:

I wish to introduce the enclosed proposal in Verizon's 2003 Proxy Statement.

Sincerely,

Roger Kaul

Roger Kaul

Roger Kaul, P. O. Box 795, Olney, MD 20830, owner of 1,013 shares of the Company's common stock, proposes the following:

"**Resolved:** The shareholders of Verizon urge the Board of Directors to establish improved quality control procedures for advertisements in the Yellow Pages. As a minimum, no advertisement shall be published without the review of the advertisement and written approval (no verbal approval will be accepted) by the advertiser. If, following written approval, Verizon omits, miss-categorizes, or changes the content of the advertisement, Verizon agrees to compensate the advertiser at ten (10) times the normal annual fee and to pay this in one lump sum within 30 days of being notified in writing via registered mail of the error. If Verizon fails to correct the advertising error in a future edition of the Yellow Pages, Verizon agrees to compensate the advertiser at one-hundred (100) times the normal annual fee and to pay this in one lump sum within 30 days of being notified in writing via registered mail of the error. Verizon is directed to publish the new procedures in all editions of the Yellow Pages clearly highlighting the changes in policy and where to submit error notices beginning with editions published in 2004.

Reasons: Errors in the Yellow Pages may continue for years, even when Verizon is notified of the error. The Yellow Pages represent a valuable source of advertising for companies. Erroneous advertisements in the Yellow Pages do not attract customers and reflect negatively on both the advertising companies and Verizon. Quality control within Verizon must be increased to prevent errors. Written approval of reviewed advertisements should provide a big step in improving the process.

In addition, the current policy of compensating for erroneous advertisements does not financially motivate Verizon to correct advertisements, as demonstrated by making the same mistake two years in a row. Hence, the need to significantly compensate companies for erroneous advertisements that bring in reduced or no business and reflect negatively on the advertiser. Verizon must be motivated to reduce its error rate. If Verizon's error rate is low, the additional cost of this policy is also low. The increased error costs proposed will demonstrate to advertisers that Verizon is financially willing to compensate for lost business due to Verizon's error(s).

If you AGREE, please mark your proxy FOR this resolution."

Frederick B. Wade
ATTORNEY AT LAW

SUITE 740
122 WEST WASHINGTON AVENUE
MADISON, WISCONSIN 53703

FAX (608) 255-3358

ORIGINAL

January 15, 2003

Office of Chief Counsel
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.20549

RE: Request of Verizon Communications for a No-Action Letter With Respect to the Shareholder Proposal of Louis J. Scinaldi

Ladies and Gentlemen:

This letter is submitted on behalf of Louis Scinaldi in response to a letter, dated December 16, 2002, that Verizon Communications has sent to the staff. Verizon is requesting a no-action letter with the respect to Mr. Scinaldi's shareholder proposal.

I. THE PROPOSAL

The proposal asks the Board of Directors of Verizon Communications to "establish a cap on the total compensation that may be paid to the CEO in a given year equal to 50 times the average compensation paid to employees who are not exempt from coverage under the Fair Labor Standards Act . . . ." It also asks that the Board make a "report to shareholders on the policy prior to the 2004 annual shareholders meeting."

The proposal is a precatory request that is addressed to the discretion of the Board. It leaves the Board with complete discretion to decide: (1) whether any cap on the compensation of the CEO should be adopted; (2) whether such a cap should be adopted in the form proposed, or with modifications; (3) the steps that may be necessary or prudent to implement such a cap; and (4) the time when such a cap should take effect. Contrary to the assumptions that the company attorney has made in seeking a no-action letter, the proposal does <u>not</u> <u>require</u> the Board to adopt a cap of any particular amount on the compensation of the CEO, or to impose a such a cap before the existing contract with the CEO expires on June 30, 2004, or to act unilaterally, without recognizing that the negotiation of a new employment contract would be a necessary step for implementing any significant change in the compensation of its senior executives.

II. VERIZON HAS THE BURDEN OF PROOF

The shareholder proposal rule places the "burden . . . on the company to demonstrate that it is entitled to exclude a proposal." Rule 14a-8(g). For the reasons set forth below, the proponent submits that the Company has failed to meet this burden of proof.

III. VERIZON HAS FAILED TO DEMONSTRATE THAT IT MAY EXCLUDE THE PROPOSAL UNDER RULE 14a-8(i)(2)

Verizon contends that Rule 14a-8(i)(2) permits omission of the proposal on the theory that implementation "would . . . cause the company to violate" a provision of an applicable state law. (emphasis added). In this context, the company argues that "the Corporation would have to breach" the employment agreement that it has entered into with Ivan G. Seidenberg, who is the current President and CEO of the Company, in order to take the action that the proponent seeks.

A. VERIZON HAS FAILED TO DEMONSTRATE THAT THE PROPOSAL "WOULD CAUSE" A BREACH OF THE CONTRACT WITH MR. SEIDENBERG THAT WILL TERMINATE ON JUNE 30, 2004

The fundamental flaw in Verizon's argument is its failure to recognize that the proposal is a precatory request that is addressed to the discretion of the Board. In this context, it cannot reasonably be assumed that the Board would choose to engage in a breach of the existing contract with the CEO, because the Board has broad discretion to respond to the proposal in ways that would involve no possible breach of that contract.

In this context, the Board is not required to act in the precise manner that the proponent has requested. Moreover, even if the discretion of the Board could be deemed to be limited by the terms of the proposal, there is nothing in the instant proposal that would require a cap on the compensation of the CEO to be implemented before the existing contract with Mr. Seidenberg expires on June 30, 2004. Nor is there any requirement that such a cap be set at a level that would violate the terms of the existing contract. Nor is there any requirement that such a cap be imposed on a unilateral basis, without a negotiated agreement between the company and the CEO.

Under these circumstances, the Board plainly has the necessary discretion to take steps toward the implementation of a cap on the compensation of the CEO, which would not involve any breach whatsoever of the existing employment agreement. For example, it could decide that a cap of some amount is desirable, determine such a cap ought to be negotiated as part of the new employment agreement that will take effect with the CEO in July of 2004, and direct company personnel to enter into the necessary negotiations for that purpose.

Moreover, it is important to note that the instant proposal calls for the Board make a "report to shareholders on the [proposed] policy prior to the 2004 annual shareholders meeting." This request demonstrates that the proposal could be partially implemented, simply by making the requested report "on the policy." In making that report, the Board would have complete discretion to discuss the merits of a cap on the total compensation of the CEO, whether such a cap had been adopted or not, and whether it had been implemented or not. Plainly, the Board would not violate the terms of the existing contract if the requested report disclosed that the Board had decided that a cap would be desirable, but had chosen to defer implementation until such a cap could be incorporated into the new employment contract with the CEO that will take effect in July of 2004.

B. VERIZON HAS FAILED TO DEMONSTRATE THAT THE BOARD WOULD CHOOSE TO IMPOSE A CAP BEFORE BEFORE THE EXISTING CONTRACT EXPIRES

The company's 2002 proxy statement discloses that the existing employment contract with Mr. Seidenberg will expire on June 30, 2004. In this context, the company has presented no evidence whatsoever to support the assumption of counsel that the Board would choose to impose a compensation cap, on a unilateral basis, before the existing contract expires.

Assuming that the 2003 Annual Meeting is held at the end of April, as it was in 2002, and that the proposal is adopted at that time, there would be just fourteen months remaining before the current contract expires. Moreover, it appears that all or most of that time would be likely to be consumed in taking the steps that would be necessary to implement the proposed change, or any other change in the company's executive compensation policies, by the time a new contract would take effect.

In this context, time would be required: (1) for management to evaluate the implications of the proposal and frame a recommendation for Board action; (2) for the Board to consider the adoption of a compensation cap at one or more of its eight regularly scheduled meetings during the year; (3) for any decision to seek a cap to become a subject of the negotiations for the new contract that will take effect in July of 2004 ; and (4) for the Board to consider, and to approve or seek modifications of, that new employment contract. These steps could easily consume all or most of the fourteen months that would remain between shareholder adoption of the proposal and the time that a new contract must be in place.

Under these circumstances, there is no reason to assume that the Board would choose to risk a breach of the existing contract by unilaterally imposing a cap on CEO pay during the term of existing contract. An orderly implementation of the proposal would consume all or most of the time that remains under that contract. And while an attempt to reopen the existing contract would be an option that the Board could choose, the Board would probably decide that there would be little point in attempting to renegotiate the current contract when any negotiated change could not be effective for more than a handful of months.

C. VERIZON HAS FAILED TO DEMONSTRATE THAT THE PROPOSAL WOULD REQUIRE A CAP IN THE AMOUNT OF $2,350,000

Counsel for the company "estimates that the proposed cap [on the total compensation of the CEO] would equal $2,350.000." But there is no documentation whatsoever for this assertion. Accordingly, there is a possibility that the actual amount could be high enough to be consistent with any existing contractual obligations that the Company may have.

There is no way for the proponent, or for the staff, to evaluate the accuracy of the representation that counsel has made. But the argument is misplaced in any event. Even if the calculation is accurate, the Board of Directors has complete discretion to respond to the proposal by rejecting any cap, by adopting a cap in any amount that it may deem to be appropriate, or by adopting a different ratio of CEO pay to "average compensation" than the one the proponent has requested.

D. VERIZON HAS FAILED TO DEMONSTRATE THAT A CAP IN THE AMOUNT OF $2,350,000 WOULD VIOLATE THE TERMS OF THE CURRENT CONTRACT WITH THE CEO

Even if we assume for purposes of argument that the proposed cap would be established in the amount of "$2,350.000," the Company has still failed to meet its burden of proof. In this context, the request for a no-action letter and the 2002 proxy statement indicate that Mr. Seidenberg's current employment agreement provides for "an annual base salary of not less than $1,500,000." However, that sum, by itself, amounts to less than two-thirds of the estimated cap of "$2,350.000". Moreover, the base salary amount is the only hard number that Verizon has presented to the staff in support of its argument the proposal would result in a breach of contract.

Verizon contends that the existing employment agreement would be breached because Mr. Seidenberg is also entitled to "an annual short-term bonus of between 0 and 2.5 times base salary, and annual long-term bonus opportunities of at least 8 times base salary." (emphasis added). However, the amount of compensation that Mr. Seidenberg may be entitled to receive is, at this point in time, entirely a matter of speculation.

The Report of the Human Resources Committee on Executive Compensation in the 2002 proxy statement makes this point in unmistakable terms:

> "Because two of the three principal components of an executive's total compensation are performance-based and, therefore, at risk, the value of such compensation depends largely on the Company's actual performance, the performance compared to its peers, and the degree of success in attaining individual performance objectives."

Because the "annual short-term bonus" is "at risk," the amount of any bonus could be as low as zero in a particular year. In addition, it is evident that Mr. Seidenberg may not be entitled to receive any additional compensation pursuant to his "annual long-term bonus <u>opportunities</u>" in a particular year, because that compensation is also "at risk." For example, the 2002 proxy statement discloses that Mr. Seidenberg did not receive any amounts of compensation under the long term incentive plan in either 1999 or 2000, although he did receive a substantial award in 2001. Under these circumstances, it cannot reasonably be assumed that Verizon will be required to give Mr. Seidenberg additional compensation that will exceed his base salary by a significant amount in any remaining year of the existing employment contract.

The danger of making such an assumption is demonstrated by the most recent report that the <u>Value Line Investment Survey</u> (Jan 3, 2003) has issued with respect to Verizon. To the extent that Mr. Seidenberg's incentive pay may be linked to growth in revenue and earnings-per-share, <u>Value Line</u> provides concrete evidence that Mr. Seidenberg's incentive pay may indeed be at risk.

The <u>Value Line</u> report estimates that the revenues of Verizon will rise from $67.19 billion in 2001 to $67.60 billion in 2002, and $68.65 billion in 2003, but that would amount to total revenue growth of just 2 per cent over two years. The report also estimates that earnings will rise marginally from $3.00 per share in 2001 to $3.05 in 2002, but will then drop to just $2.95 per share in 2003. Such results could easily fall short of any contractual criteria that would require the CEO to be given large amounts of incentive pay in addition to his base salary.

Further evidence of the extent to which the incentive compensation may be at risk is provided by the text of the Value Line report. The text points out that "the ongoing slump in the overall telecommunications market . . . has put significant pressure on [Verizon's] core wireline business." It adds that "demand for new lines has dropped considerably, as Verizon continues to lose customers due to increased competition from cellular phones and cable modem services." Value Line concludes that "Verizon's performance is likely to come under [more] pressure until the economic recovery is more pronounced, since business and wholesale revenue are highly correlated to economic growth."

In this context, Verizon has failed to provide any evidence whatsoever as to any applicable criteria, which would require it to make awards of short and long-term incentive compensation under the employment agreement that would exceed its estimate of the amount of the cap. Nor has it submitted any evidence with respect to the range of discretion that the company may have, within the terms of the existing contract, to award higher or lower amounts of incentive pay.

Under these circumstances, it simply cannot be assumed that the implementation of the proposed cap on CEO pay would violate the terms of Mr. Seidenberg's contract, even if the Board might decide to implement the proposal prior to the expiration of the current agreement in June of 2004. And, in the absence of evidence that there would in fact be a breach of that contract, the Company has failed to meet its burden of demonstrating that the proposal "would . . . cause" it to violate state law within the meaning of Rule 14a-8(i)(2).

IV. VERIZON HAS FAILED TO DEMONSTRATE THAT IT MAY EXCLUDE THE PROPOSAL UNDER RULE 14a-8(i)(6)

Verizon contends that Rule 14a-8(i)(6) is an alternative ground for omission, because "the company would lack the power or authority to implement the proposal" if it could not act without violating an applicable law. This claim is without any merit for the reasons set forth in response to the company's argument under Rule 14a-8(i)(2).

V. THE PROPONENT IS WILLING TO ADD A PROVISO THAT THE PROPOSED CAP SHOULD BE IMPLEMENTED IN A MANNER THAT DOES NOT VIOLATE ANY EXISTING CONTRACTUAL PROVISION

In view of the fact that the proposal is a precatory request that is addressed to the discretion of the Board, the proponent submits that it already contains an implicit proviso that the proposal should be implemented in a manner that does not violate any existing contractual provision. In this context, shareholders are entitled to a reasonable expectation that the Board of Directors would choose to respect applicable laws and contracts, whenever it may determine, in the exercise of its broad discretion, that some action should be taken in response to a shareholder proposal. This expectation is consistent with the role of the Board under state law, with the fact that the shareholder proposal rule was promulgated for the benefit of ordinary shareholders, and with the fact that ordinary shareholders cannot reasonably be expected to know the terms of every law or employment agreement that may be implicated by a proposed course of action.

Under these circumstances, there should be no need for a proponent to state the obvious. However, if the staff should believe that there would be some value in making an explicit statement of what is now implicit, the proponent is willing to add a proviso, at an appropriate point in the text of the proposal, which would state that the proposed cap "should be implemented in a way that does not violate any existing contractual provision."

VI. CONCLUSION

Under the foregoing circumstances, the staff should find that the company has failed to meet its burden of demonstrating that the proposal may be omitted from its 2003 proxy statement. Accordingly, the request for a no-action letter should be denied.

Six copies of this letter are enclosed. Please let me know if you have any questions.

Sincerely,

Frederick B. Wade

Frederick B. Wade

cc. Louis J. Scinaldi

Darlene D. Kleiner
Assistant General Counsel
Verizon Communications

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 24, 2003

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Verizon Communications Inc.
Incoming letter dated December 16, 2002

The proposal relates to establishing a cap on the total compensation that may be paid to the CEO in a given year equal to fifty times the average compensation paid to employees who are not exempt from coverage under the Fair Labor Standards Act in the prior year.

We are unable to conclude that Verizon has met its burden of establishing that the proposal would violate applicable state law. Accordingly, we do not believe that Verizon may omit the proposal from its proxy materials in reliance on rules 14a-8(i)(2) and 14a-8(i)(6).

Sincerely,

Katherine W. Hsu
Attorney-Advisor